

October 17, 2014

Via E-Mail
Mr. Rick T. Dillon
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive
Suite 1000
Chicago, IL 60606

> Re: **Century Aluminum Company**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 14, 2014**
> **Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013**
> **Filed April 30, 2014**

Dear Mr. Dillon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2013

Exhibits - Certifications

1. Please further amend your Form 10-K for the year ended December 31, 2013 to include a Section 302 certification signed by the Chief Accounting Officer and Section 906 certifications of both the Chief Executive and Chief Accounting Officers.

<u>Form 10-Q for the Six Months Ended June 30, 2014</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38</u>
<u>Results of Operations, page 39</u>

2.   Please explain to us the basis for your practice of reversing the lower of cost or market inventory reserve and reference the supporting accounting literature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining